FOR IMMEDIATE RELEASE                  Contact: Wendy Hall
May 20, 2002                                    Public Relations
                                                713.676.5227
                                                wendy.hall@halliburton.com

                                                Cedric Burgher
                                                Investor Relations
                                                713.676.4608
                                                cedric.burgher@halliburton.com


            HALLIBURTON ASBESTOS PLAINTIFFS AGREE TO EXTEND CURRENT
                            STAY ON ASBESTOS CLAIMS

DALLAS, Texas - Halliburton Company (NYSE: HAL) today announced that it has reached agreement with Harbison-Walker Refractories Company and the Official Committee of Asbestos Creditors in the Harbison-Walker bankruptcy to consensually extend the period of the stay contained in the Bankruptcy Court's temporary restraining order until June 4, 2002. The Court's temporary restraining order, which was originally entered on February 14, 2002, stays more than 200,000 pending asbestos claims against Halliburton's subsidiary Dresser Industries, Inc. For more details on the stay entered by the Court on February 14, and extended on February 21 and April 4, Halliburton refers to its earlier press releases of February 22, 2002 and February 14, 2002.
     Halliburton, founded in 1919, is one of the world's largest providers of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at www.halliburton.com.

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